Exhibit 99.1
AirMedia Announces Unaudited First Quarter 2011 Financial Results
Beijing, China — May 9, 2011 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the first quarter ended March 31, 2011.
First Quarter 2011 Financial and Business Highlights
•	Total revenues increased by 25.8% year-over-year to US$61.4 million.
•	Gross profit increased by 65.7% year-over-year to US$3.7 million.
•
Net loss attributable to AirMedia’s shareholders was US$3.9 million, improving from net loss attributable to AirMedia’s shareholders of US$6.5 million in the same period one year ago. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.06.

•
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$2.3 million, improving from adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$3.8 million in the same period one year ago. Adjusted basic and diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.03.

•
The Company continued generating positive operating cash flow in excess of capital expenditures in the first quarter of 2011. Other than restricted cash of US$6.9 million, cash and short-term investments increased to US$109.9 million as of March 31, 2011, from US$106.5 million as of December 31, 2010.

We are pleased to report a stronger-than-expected revenue growth in the first quarter of 2011. Our automobile advertisers have demonstrated steady and strong preference to our media platforms by delivering revenue growth of 75.4% year-over-year. Our price increase also contributed to the revenue growth,” commented Herman Guo, chairman and chief executive officer of AirMedia. “We will continue to focus on our strategy of achieving profitable growth.”
“Our core business has demonstrated strong profitable growth in the first quarter of 2011. The non-GAAP loss of $2.3 million was about the same amount as the loss from the newly signed gate bridges contracts at Terminal 3 of Beijing Capital International Airport in the first quarter of 2011,” Ping Sun, AirMedia’s chief financial officer, commented.

First Quarter 2011 Financial Results
Revenues
Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,	% of Total	December 31,	% of Total	March 31,	% of Total	Growth	Growth
	2011	Revenues	2010	Revenues	2010	Revenues	rate	rate
Air Travel Media Network	56,973	92.9%	66,634	94.2%	46,124	94.6%	23.5%	-14.5%
Digital frames in airports	30,192	49.2%	32,653	46.1%	22,397	45.9%	34.8%	-7.5%
Digital TV screens in airports	5,209	8.5%	8,586	12.1%	6,473	13.3%	-19.5%	-39.3%
Digital TV screens on airplanes	6,799	11.1%	9,597	13.6%	6,856	14.1%	-0.8%	-29.2%
Traditional media in airports	13,901	22.7%	14,209	20.1%	9,898	20.3%	40.4%	-2.2%
Other revenues in air travel	872	1.4%	1,589	2.3%	500	1.0%	74.4%	-45.1%
Gas Station Media Network	1,799	2.9%	1,559	2.2%	176	0.4%	922.2%	15.4%
Other Media	2,581	4.2%	2,569	3.6%	2,469	5.0%	4.5%	0.5%

Total revenues	61,353	100.0%	70,762	100.0%	48,769	100.0%	25.8%	-13.3%

Net revenues	59,901		68,687		47,759		25.4%	-12.8%
Total revenues for the first quarter of 2011 reached US$61.4 million, representing a year-over-year increase of 25.8% from US$48.8 million and a quarter-over-quarter decrease of 13.3% from US$70.8 million. The year-over-year increase was primarily due to increases in revenues from digital frames in airports and traditional media in airports. The quarter-over-quarter decrease was due to decreases in revenues from most of the product lines except for gas station media network and other media.
Revenues from digital frames in airports
Revenues from digital frames in airports for the first quarter of 2011 increased by 34.8% year-over-year and decreased by 7.5% quarter-over-quarter to US$30.2 million. The year-over-year increase was due to increases in both the number of time slots sold and the average advertising revenue per time slot sold (the “ASP”). The quarter-over-quarter decrease was due to a decrease in the number of time slots sold, which was partially offset by an increase in the ASP. Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.
The number of time slots sold for the first quarter of 2011 increased by 13.1% year-over-year and decreased by 23.7% quarter-over-quarter to 10,327 time slots. The year-over-year increase was due to continued sales efforts and growing acceptance of AirMedia’s digital frames. The quarter-over-quarter decrease was due to the usual seasonal weakness associated with the Chinese New Year period and the higher ASP in the first quarter of 2011. AirMedia operated digital frames in 35 airports in the first quarter of 2011, up from 32 airports at the end of the first quarter of 2010 and from 34 airports at the end of the fourth quarter of 2010. The number of time slots available for sale for the first quarter of 2011 increased by 13.3% year-over-year and decreased by 2.3% quarter-over-quarter to 34,139 time slots. The year-over-year increase was primarily due to the increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter decrease was primarily due to AirMedia’s ceasing to operate the TV-attached digital frames in Hangzhou Xiaoshan International Airport as of March 1, 2011. The utilization rate of digital frames for the first quarter of 2011 remained relatively unchanged year-over-year and decreased by 8.5 percentage points quarter-over-quarter to 30.2%. The quarter-over-quarter decrease was primarily due to the decrease in the number of time slots sold.
The ASP of digital frames for the first quarter of 2011 increased by 19.2% year-over-year and by 21.2% quarter-over-quarter to US$2,924. The year-over-year increase was primarily due to an increase in the listing prices of digital frames in some airports in early 2010, which had only partial impact in the same period one year ago, and lower discounts offered in the first quarter of 2011 than in the same period one year ago. The quarter-over-quarter increase was primarily due to lower discounts offered in the first quarter of 2011 than in the previous quarter and an increase in the listing prices of stand-alone digital frames in all airports starting from January 1, 2011, which had partial impact in the first quarter of 2011.

Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the first quarter of 2011 decreased by 19.5% year-over-year and by 39.3% quarter-over-quarter to US$5.2 million. The year-over-year and quarter-over-quarter decreases were due to decreases in the number of time slots sold, which was partially offset by increases in the ASP of digital TV screens in the airports.
The number of time slots sold for the first quarter of 2011 decreased by 52.6% year-over-year and by 50.0% quarter-over-quarter to 3,555 time slots. The year-over-year decrease was primarily due to the higher ASP during the quarter, The quarter-over-quarter decrease was primarily due to the usual seasonal weakness associated with the Chinese New Year period, and the higher ASP during the quarter, which resulted in fewer time slots sold when advertisers did not increase their advertising spending at the same speed as the increase in ASP. The number of time slots available for sale for the first quarter of 2011 decreased by 18.5% year-over-year and by 21.7% quarter-over-quarter to 18,780 time slots. The year-over-year and quarter-over-quarter decreases were primarily due to the fact that AirMedia shortened advertising time within each one hour program to 20 minutes from 25 minutes after it became the operator of CCTV’s Air Channel to better attract air travelers’ attention. The change in advertising time only had impact on time slots available for sale and utilization rate, and had no impact on time slots sold and ASP; thus it had no impact on revenues from digital TV screens in airports as this media was not fully utilized in the first quarter of 2011 and in the past. The utilization rate for the first quarter of 2011 decreased by 13.7 percentage points year-over-year and by 10.7 percentage points quarter-over-quarter to 18.9% primarily due to the decreases in the number of time slots sold, which was partially offset by the decreases in the number of time slots available for sale.
The ASP of digital TV screens in airports for the first quarter of 2011 increased by 70.0% year-over-year and by 21.2% quarter-over-quarter to US$1,465. The year-over-year increase was primarily due to the change in mix of time slots sold and lower discounts offered in the first quarter of 2011 than in the same period one year ago. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a much higher percentage of total number of time slots sold in the first quarter of 2011 than in the same period one year ago. The quarter-over-quarter increase was primarily due to lower discounts in the first quarter of 2011 than in the previous quarter, and the change in mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in the first quarter of 2011 than in the previous quarter.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the first quarter of 2011 decreased slightly year-over-year and by 29.2% quarter-over-quarter to US$6.8 million. The quarter-over-quarter decrease was primarily due to a decrease in the number of time slots sold.
The number of time slots sold for the first quarter of 2011 decreased by 18.9% year-over-year and decreased by 42.3% quarter-over-quarter to 232 time slots. The year-over-year decrease was due to higher ASP during the quarter, which resulted in fewer time slots sold when advertisers did not increase their advertising spending at the same speed as the increase in ASP. The quarter-over-quarter decrease was primarily due to the comparison with an exceptionally good quarter in the previous quarter, and the higher ASP during the quarter, which resulted in fewer time slots sold when advertisers did not increase their advertising spending at the same speed as the increase in ASP. The number of time slots available for sale for the first quarter of 2011 increased by 1.5% year-over-year and decreased by 2.8% quarter-over-quarter to 414 time slots. The year-over-year increase was primarily due to the operation of the digital media on Hainan Airlines’ airplanes, which was partially offset by the termination of operation of digital TV screens on Xiamen Airlines’ airplanes. The quarter-over-quarter decrease was primarily due to the termination of operation of digital TV screens on Xiamen Airlines’ airplanes, which was partially offset by the commencement of operations of advertising time on the Video-on-Demand system and portable multi-media devices in business class and first class on the airplanes of China Southern Airlines, which was sold separately from the advertising time on the digital TV screens on China Southern Airlines’ airplanes. The utilization rate for the first quarter of 2011 decreased by 14.1 percentage points year-over-year and 38.4 percentage points to 56.0%. The year-over-year and quarter-over-quarter decreases were primarily due to the decreases in the number of time slots sold.

The ASP of digital TV screens on airplanes for the first quarter of 2011 increased by 22.3% year-over-year and by 22.8% quarter-over-quarter to US$29,325. The year-over-year and quarter-over-quarter increases in the ASP were primarily due to the change in the mix of the time slots sold and lower discounts offered in the first quarter of 2011 than in the same period one year ago and in the previous quarter. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than those sold on the other airlines, accounted for a higher percentage in the first quarter of 2011 than in the same period one year ago and in the previous quarter.
Revenues from traditional media in airports
Revenues from traditional media in airports for the first quarter of 2011 increased by 40.4% year-over-year and decreased by 2.2% quarter-over-quarter to US$13.9 million. The year-over-year increase was due to increases in both the number of locations sold and the ASP of traditional media in airports. The quarter-over-quarter decrease was due to a decrease in the ASP of traditional media in airports, which was offset by an increase in the number of locations sold.
The number of locations sold for the first quarter of 2011 increased by 32.8% year-over-year and by 3.6% quarter-over-quarter to 522 locations primarily due to continued sales efforts and growing acceptance of AirMedia’s traditional media in airports. The number of locations available for sale for the first quarter of 2011 increased by 28.7% year-over-year and by 16.4% quarter-over-quarter to 875 locations. The year-over-year increase was primarily due to the newly signed billboards and painted advertisement on gate bridges at Terminal 3 of Beijing Capital International Airport in the first quarter of 2011 and the commencement of operations of light boxes in Dalian Zhoushuizi International Airport in September 2010. The quarter-over-quarter increase was primarily due to the newly signed billboards and painted advertisement on gate bridges at Terminal 3 of Beijing Capital International Airport. The utilization rate of traditional media for the first quarter of 2011 increased by 1.9 percentage points year-over-year and decreased by 7.3 percentage points quarter-over-quarter to 59.7%. The year-over-year increase was due to the increase in the number of locations sold, which was partially offset by the increase in the number of locations available for sale. The quarter-over-quarter decrease was primarily due to the increase in the number of locations available for sale.
The ASP of traditional media in airports for the first quarter of 2011 increased by 5.7% year-over-year and decreased by 5.5% quarter-over-quarter to US$26,631. The year-over-year increase was primarily due to lower discounts offered in the first quarter of 2011 than in the same period one year ago and more locations with higher listing prices sold in the first quarter of 2011 than in the same period one year ago. The quarter-over-quarter decrease was primarily due to higher discounts offered in the first quarter of 2011 than in the previous quarter and more locations with lower listing prices sold in the first quarter of 2011 than in the previous quarter.

Revenues from the gas station media network
Revenues from the gas station media network for the first quarter of 2011 increased by 922.2% year-over-year and 15.4% quarter-over-quarter to US$1.8 million.
As of April 30, 2011, AirMedia’s gas station media network had covered total 2,509 Sinopec gas stations. Of these gas stations, 213 are located in Beijing, 310 are in Shanghai, 103 are in Shenzhen and the remaining 1,883 are in 58 other cities.
Revenues from other media
Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010. Revenues from other media increased by 4.5% year-over-year to US$2.6 million, which remained relatively unchanged quarter-over-quarter.
Business tax and other sales tax
Business tax and other sales tax for the first quarter of 2011 were US$1.5 million, compared to US$1.0 million in the same period one year ago and US$2.1 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are permitted to be deducted from total revenues under applicable PRC tax law.
Net revenues
Net revenues for the first quarter of 2011 reached US$59.9 million, representing a year-over-year increase of 25.4% from US$47.8 million and a quarter-over-quarter decrease of 12.8% from US$68.7 million.
Cost of Revenues
Cost of revenues for the first quarter of 2011 was US$56.2 million, representing a year-over-year increase of 23.4% from US$45.5 million and a quarter-over-quarter increase of 3.4% from US$54.3 million. The year-over-year increase was primarily due to increases in concession fees, agency fees paid to third-party advertising agencies, and depreciation cost. The quarter-over-quarter increase was primarily due to increases in concession fees. Cost of revenues as a percentage of net revenues in the first quarter of 2011 was 93.8%, compared to 95.3% in the same period one year ago and 79.1% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoor media in its gas stations, and to other media resources owners for placing unipole signs and other outdoor media.
Concession fees for the first quarter of 2011 increased by 18.5% year-over-year and by 5.8% quarter-over-quarter to US$37.9 million. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period. The quarter-over-quarter increase was primarily due to the newly signed billboards and painted advertisement on gate bridges at Terminal 3 of Beijing Capital International Airport. Concession fees as a percentage of net revenues in the first quarter of 2011 was 63.2%, decreasing from 66.9% in the same period one year ago and increasing from 52.1% in the previous quarter. The year-over-year decrease of concession fees as a percentage of net revenues was primarily due to the fact that revenues continued to ramp up while incremental concession fees grew at a slower pace than revenue growth. The quarter-over-quarter increase of concession fees as a percentage of net revenues was e primarily because newly signed billboards and painted advertisement on gate bridges were a low-margin business and the incremental concession fees associated with these new concession rights contracts were fixed once concession rights contracts were entered into, while revenues generated from newly signed concession rights contracts would take time to ramp up.

Gross Profit/Loss
Gross profit for the first quarter of 2011 was US$3.7 million, representing a year-over-year increase of 65.7% from US$2.2 million and a quarter-over-quarter decrease of 74.2% from US$14.3 million.
Gross profit as a percentage of net revenues for the first quarter of 2011 was 6.2%, compared to 4.7% in the same period one year ago and 20.9% in the previous quarter. The year-over-year increase in gross profit as a percentage of net revenues was primarily due to the increase in net revenues. The quarter-over-quarter decrease in gross profit as a percentage of net revenues was primarily due to the decreases in net revenues and the increase in cost of revenues.
Operating Expenses
Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,	% of Net	December 31,	% of Net	March 31,	% of Net	Growth	Growth
	2011	Revenues	2010	Revenues	2010	Revenues	rate	rate
Selling and marketing expenses	4,289	7.2%	4,866	7.1%	4,123	8.6%	4.0%	-11.9%
General and administrative expenses	4,854	8.1%	5,182	7.5%	6,630	13.9%	-26.8%	-6.3%
Impairment of intangible asset	—	0.0%	1,000	1.5%	—	0.0%	N/A	-100.0%

Total operating expenses	9,143	15.3%	11,048	16.1%	10,753	22.5%	-15.0%	-17.2%

Adjusted operating expenses (non-GAAP)	7,495	12.5%	8,944	13.0%	8,069	16.9%	-7.1%	-16.2%

Total operating expenses for the first quarter of 2011 were US$9.1 million, representing a year-over-year decrease of 15.0% from US$10.8 million and a quarter-over-quarter decrease of 17.2% from US$11.0 million.
Total operating expenses for the first quarter of 2011 included share-based compensation expenses of US$709,000, compared to share-based compensation expenses of US$1.8 million in the same period one year ago and share-based compensation expenses of US$1.1 million in the previous quarter. The year-over-year and quarter-over-quarter decreases in share-based compensation expenses were primarily due to the fully vesting on July 2, 2010, July 20, 2010, and November 29, 2010, respectively, of stock options granted on July 2, 2007, July 20, 2007 and November 29, 2007, respectively.
Adjusted operating expenses (non-GAAP) for the first quarter of 2011, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$7.5 million, representing a year-over-year decrease of 7.1% from US$8.1 million and a quarter-over-quarter decrease of 16.2% from US$8.9 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the first quarter of 2011 was 12.5%, compared to 16.9% in the same period one year ago and 13.0% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the first quarter of 2011 were US$4.3 million, including share-based compensation expenses of US$281,000. This represented a year-over-year increase of 4.0% from US$4.1 million and a quarter-over-quarter decrease of 11.9% from US$4.9 million. The year-over-year increase was primarily due to higher expenses related to the expansion of the gas station media network and higher sales commissions for direct sales staff. The quarter-over-quarter decrease was primarily due to lower expenses related to the gas station media network and lower sales commissions for direct sales staff.
General and administrative expenses for the first quarter of 2011 were US$4.9 million, including share-based compensation expenses of US$428,000. This represented a year-over-year decrease of 26.8% from US$6.6 million and a quarter-over-quarter decrease of 6.3% from US$5.2 million. The year-over-year decrease was primarily due to lower bad-debt provisions and lower share-based compensation expenses. The quarter-over-quarter decrease was primarily due to lower share-based compensation expenses and lower travel expenses.

Income/Loss from Operations
Loss from operations for the first quarter of 2011 was US$5.4 million, as compared to loss from operations of US$8.5 million in the same period one year ago and income from operations of US$3.3 million in the previous quarter.
Adjusted loss from operations (non-GAAP) for the first quarter of 2011, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$3.8 million, compared to adjusted loss from operations (non-GAAP) of US$5.8 million in the same period one year ago and adjusted income from operations (non-GAAP) of US$5.4 million in the previous quarter. Adjusted operating margin (non-GAAP) for the first quarter of 2011, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was negative 6.3%, compared to negative 12.2% in the same period one year ago and 7.9% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).
Income Tax Benefits/Expenses
Income tax expenses for the first quarter of 2011 were US$522,000, compared to income tax expenses of US$21,000 in the same period one year ago and income tax benefits of US$418,000 in the previous quarter. The effective income tax rate for the first quarter of 2011 was 11.0%, compared to 0.3% in the same period one year ago and 11.0% in the previous quarter.
Net Income/Loss Attributable to AirMedia’s Shareholders
Net loss attributable to AirMedia’s shareholders for the first quarter of 2011 was US$3.9 million, compared to net loss attributable to AirMedia’s shareholders of US$6.5 million in the same period one year ago and net income attributable to AirMedia’s shareholders of US$5.1 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2011 was US$0.06, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the same period one year ago and basic net income attributable to AirMedia’s shareholders per ADS of US$0.08 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2011 was US$0.06, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the same period one year ago and diluted net income attributable to AirMedia’s shareholders per ADS of US$0.07 in the previous quarter.
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) for the first quarter of 2011, which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$2.3 million, compared to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$3.8 million in the same period one year ago and adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$7.2 million in the previous quarter. Basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the first quarter of 2011 was US$0.03, compared to basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.06 in the same period one year ago and basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.11 in the previous quarter. Diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the first quarter of 2011 was US$0.03, compared to diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.06 in the same period one year ago and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.10 in the previous quarter.

Please refer to the attached table captioned “Reconciliation Of GAAP Net Income (Loss) and EPS To Non-GAAP Adjusted Net Income (Loss) and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income (loss) attributable to AirMedia’s shareholders (non-GAAP) and basic and diluted adjusted net income (loss) attributable to AirMedia’s shareholders per ADS (non-GAAP).
Cash and Restricted Cash
Other than restricted cash of US$6.9 million, cash totaled US$109.9 million as of March 31, 2011, compared to US$106.5 million as of December 31, 2010. The increase in cash from December 31, 2010 was primarily due to cash flow from operations.
ADS Repurchases
On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding American Depositary Shares (“ADSs”) within two years from March 21, 2011. As of May 8, 2011, AirMedia had repurchased an aggregate of 231,183 ADSs on the open market for a total consideration of US$1.1 million.
Management Announcement
On May 5, 2011, AirMedia’s board of directors appointed Mr. James Zhonghua Feng, its former chief operating officer, as president of the Company, effective May 6, 2011. Mr Feng Zhonghua ceased to serve as chief operating officer of the Company, effective on the same day. Mr Feng Zhonghua was also appointed to be a member of the Board of Directors of the Company, effective May 6, 2011.
Other Recent Developments
On May 6, 2011, AirMedia filed its annual report on Form 20-F for the fiscal year ended December 31, 2010, including its audited financial statements for the year, with the U.S. Securities and Exchange Commission.
On March 22, under its 2007 Share Incentive Plan, AirMedia granted certain employees and consultants options to purchase a total of 2,110,000 ordinary shares with the exercise price of US$2.3 per ordinary share, or US$4.6 per ADS. These options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant. The incremental share-based compensation expenses associated with this grant was US$24,000 in the first quarter of 2011 and will be additional approximately US$221,000 in the second quarter of 2011 and each quarter going forward.
On March 21, 2011, AirMedia commenced operations of 14 sets of 65-inch stand-alone digital frames across the airport and 14 sets of 70-inch digital frames at the baggage claim areas of Taiyuan Wusu International Airport.
AirMedia obtained concession rights through two contracts to operate advertisements inside and outside 59 gate bridges located at Terminal 3 of Beijing Capital International Airport from February 1, 2011 to January 31, 2013, and from March 1, 2011 to February 28, 2013, respectively.

Business Outlook
AirMedia currently expects that its total revenues for the second quarter of 2011 will range from US$60.0 million to US$62.0 million, which include revenues of US$2.0 million from gate bridges at Terminal 3 of Beijing Capital International Airport, representing a year-over-year increase of 6.5% to 10.1% from the same period in 2010.
AirMedia currently expects that concession fees will be approximately US$41.3 million in the second quarter of 2011. The quarter-over-quarter increase from the first quarter of 2011 will be primarily due to the full-quarter operations of the newly signed billboards and painted advertisement on gate bridges at Terminal 3 of Beijing Capital International Airport.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,		December 31,		March 31,		Growth	Growth
	2011		2010		2010		Rate	Rate
Digital frames in airports
Number of airports in operation		35		34		32	9.4%	2.9%
Number of time slots available for sale (2)		34,139		34,950		30,144	13.3%	-2.3%
Number of time slots sold (3)		10,327		13,534		9,134	13.1%	-23.7%
Utilization rate (4)		30.2%		38.7%		30.3%	-0.1%	-8.5%
Average advertising revenue per time slot sold (5)	US$	2,924	US$	2,413	US$	2,452	19.2%	21.2%

Digital TV screens in airports
Number of airports in operation		37		38		36	2.8%	-2.6%
Number of time slots available for sale (1)		18,780		23,986		23,050	-18.5%	-21.7%
Number of time slots sold (3)		3,555		7,103		7,505	-52.6%	-50.0%
Utilization rate (4)		18.9%		29.6%		32.6%	-13.7%	-10.7%
Average advertising revenue per time slot sold (5)	US$	1,465	US$	1,209	US$	862	70.0%	21.2%

Digital TV screens on airplanes
Number of airlines in operation		8		9		8	0.0%	-11.1%
Number of time slots available for sale (1)		414		426		408	1.5%	-2.8%
Number of time slots sold (3)		232		402		286	-18.9%	-42.3%
Utilization rate (4)		56.0%		94.4%		70.1%	-14.1%	-38.4%
Average advertising revenue per time slot sold (5)	US$	29,325	US$	23,872	US$	23,972	22.3%	22.8%

Traditional Media in airports
Numbers of locations available for sale (6)		875		752		680	28.7%	16.4%
Numbers of locations sold (7)		522		504		393	32.8%	3.6%
Utilization rate (8)		59.7%		67.0%		57.8%	1.9%	-7.3%
Average advertising revenue per location sold (9)	US$	26,631	US$	28,192	US$	25,186	5.7%	-5.5%
Notes:

(1)
We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows us to sell a maximum of 40 time slots per week. The number of time slots available for sale for our digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for sale for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots available for sale for each of our network airlines.

(2)
We define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)
Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)
Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)
Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports respectively by the respective number of time slots sold.

(6)
We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).

(7)
The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the “utilization rates of light boxes and billboards” in such airport by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.
Earnings Conference Call Details
AirMedia will hold a conference call to discuss the first quarter 2011 earnings at 8:00 PM U.S. Eastern Time on May 9, 2011 (5:00 PM U.S. Pacific Time on May 9, 2011; 8:00 AM Beijing/Hong Kong time on May 10, 2011). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.
Conference Call Dial-in Information
U.S.: +1 800 299 7089
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 801 9714
Pass code: AMCN
A replay of the call will be available for 1 week between 11:00 p.m. on May 9, 2011 and 11:00 p.m. on May 16, 2011, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 98441857
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net Income (Loss) and EPS and Non-GAAP Adjusted Net Income (Loss) and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Income (Loss) from Operations” set forth at the end of this release.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 35 major airports and digital TV screens in 37 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by eight airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, Airmedia’s air travel advertising network, Airmedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; Airmedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; Airmedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if Airmedia does not succeed in its expansion into gas station and other outdoor media advertising, its future results of operations and growth prospects may be materially and adversely affected; if Airmedia’s customers reduce their advertising spending or are unable to pay Airmedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, Airmedia’s revenues and results of operations may be materially and adversely affected; Airmedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if Airmedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, Airmedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of Airmedia’s revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, Airmedia’s ability to generate revenues and its results of operations would be materially and adversely affected; Airmedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Senior Director of Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	March 31,	December 31,
	2011	2010

ASSETS:
Current assets:
Cash	109,878	106,505
Restricted cash	6,852	6,798
Accounts receivable, net	69,198	62,455
Prepaid concession fees	27,056	31,787
Amount due from related party	431	306
Other current assets	2,568	2,713
Deferred tax assets — current	4,925	5,050

Total current assets	220,908	215,614

Property and equipment, net	68,889	71,720
Long-term investments	1,786	1,714
Long-term deposits	14,809	13,874
Deferred tax assets — non-current	6,567	6,032
Acquired intangible assets, net	16,692	17,496
Goodwill	20,899	20,736

Total assets	350,550	347,186

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $38,286 and $44,830 as of December 31, 2010 and March 31, 2011, respectively)	45,574	39,020
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $7,078 and $5,491 as of December 31, 2010 and March 31, 2011, respectively)	10,028	12,253
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $12,751 and $13,787 as of December 31 2010 and March 31, 2011, respectively)	13,815	12,751
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $911 and $1,739 as of December 31, 2010 and March 31, 2011, respectively)	2,094	1,263
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $422 and $425 as of December 31, 2010 and March 31, 2011, respectively)	425	422

Total current liabilities	71,936	65,709

Deferred tax liability — non-current (including deferred tax liabilities- non-current of the consolidated variable interest entities without recourse to AirMedia Group Inc. $4,761 and $4,557 as of December 31, 2010 and March 31, 2011, respectively)	4,557	4,761

Total liabilities	76,493	70,470

Equity
Ordinary shares	132	132
Additional paid-in capital	278,176	277,676
Statutory reserves	7,671	7,671
Accumulated deficits	(32,066)	(28,164)
Accumulated other comprehensive income	20,400	18,353

Total AirMedia Group Inc.’s shareholders’ equity	274,313	275,668

Noncontrolling interests	-256	1,048

Total equity	274,057	276,716

Total liabilities and equity	350,550	347,186

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010

Revenues	61,353	70,762	48,769
Business tax and other sales tax	(1,452)	(2,075)	(1,010)

Net revenues	59,901	68,687	47,759
Cost of revenues	56,195	54,343	45,523

Gross profit	3,706	14,344	2,236
Operating expenses:
Selling and marketing *	4,289	4,866	4,123
General and administrative *	4,854	5,182	6,630
Impairment of intangible assets	—	1,000	—

Total operating expenses	9,143	11,048	10,753

Income/ (loss) from operations	(5,437)	3,296	(8,517)
Interest income	355	188	237
Gain on remeasurements of fair value of cost and equity method investments (net)	—	—	919
Other income, net	336	328	229

Income/ (loss) before income taxes and share of income on equity method investments	(4,746)	3,812	(7,132)
Income tax benefits (expenses)	(522)	418	(21)

Net income/ (loss) before share of income on equity method investments	(5,268)	4,230	(7,153)
Share of income on equity method investments	58	31	154

Net income/ (loss)	(5,210)	4,261	(6,999)

Less: Net loss attributable to noncontrolling interests	(1,308)	(849)	(494)

Net income/ (loss) attributable to AirMedia Group Inc.’s shareholders	(3,902)	5,110	(6,505)

Net income/ (loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.03)	0.04	(0.05)
Diluted	(0.03)	0.04	(0.05)
Net income/ (loss) attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.06)	0.08	(0.10)
Diluted	(0.06)	0.07	(0.10)
Weighted average ordinary shares outstanding used in computing net income/ (loss) per ordinary share — basic	131,876,085	131,502,583	131,154,704
Weighted average ordinary shares outstanding used in computing net income/ (loss) per ordinary share — diluted	131,876,085	137,419,791	131,154,704
* Share-based compensation charges included are as follow:
Selling and marketing	281	370	514
General and administrative	428	776	1,254

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP ADJUSTED NET INCOME (LOSS) AND EPS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010

Net income/ (loss) attributable to AirMedia Group Inc.’s shareholders (GAAP)	(3,902)	5,110	(6,505)
Amortization of acquired intangible assets	939	958	916
Share-based compensation	709	1,146	1,768

Adjusted net income/ (loss) attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(2,254)	7,214	(3,821)

Adjusted net income/ (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	(0.02)	0.05	(0.03)
Diluted	(0.02)	0.05	(0.03)

Adjusted net income/ (loss) attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	(0.03)	0.11	(0.06)
Diluted	(0.03)	0.10	(0.06)

Shares used in computing adjusted basic net income/ (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	131,876,085	131,502,583	131,154,704
Shares used in computing adjusted diluted net income/ (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	131,876,085	137,419,791	131,154,704

Note:
The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010

Operating expenses (GAAP)	9,143	11,048	10,753
Amortization of acquired intangible assets	939	958	916
Share-based compensation	709	1,146	1,768

Adjusted operating expenses (non-GAAP)	7,495	8,944	8,069

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	12.5%	13.0%	16.9%
AirMedia Group Inc.
RECONCILIATION OF GAAP INCOME (LOSS) FROM OPERATIONS TO NON-GAAP ADJUSTED INCOME (LOSS) FROM OPERATIONS
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010

Income/ (loss) from operations	(5,437)	3,296	(8,517)
Amortization of acquired intangible assets	939	958	916
Share-based compensation	709	1,146	1,768

Adjusted income/ (loss) from operations (non-GAAP)	(3,789)	5,400	(5,833)

Adjusted operating margin (non-GAAP)	-6.3%	7.9%	-12.2%